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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 10, 2004

SR Telecom Inc. (Translation of registrant’s name into English)

Corporate Head Office 8150 Trans-Canada Hwy, Montreal, Qc H4S 1M5, (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pierre St-Arnaud (Registrant)

By:	/s/ Pierre St-Arnaud (Signature)*

Date: February 10, 2004

* Print the name and title of the signing officer under his signature.

News Release

www.srtelecom.com

For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
email: davidl_adams@srtelecom.com	email: scott@maisonbrison.com

SR Telecom Announces Private Placement of $4,000,500 of Units

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

MONTREAL, February 10, 2004 - SR Telecom Inc. (TSX: SRX, Nasdaq: SRXA) (“SR Telecom” or the “Company”) today announced that it has accepted a firm commitment from Global Telecom, L.L.C. to subscribe to 571,500 Units for an aggregate acquisition cost of $4,000,500, on a private placement basis, on the same terms and conditions as those in the previously announced public offering of Units, subject to regulatory hold periods for private placements. These Units do not form part of the public offering and are not qualified by the prospectus filed by SR Telecom with securities regulatory authorities in Canada. The private placement transaction is expected to close concurrently with the closing of the public offering. The closing of the private placement is subject to customary regulatory approvals.

Global Telecom, L.L.C. and its affiliates presently hold approximately 9.9% of SR Telecom’s common shares. Upon completion of the prospectus offering and the private placement, they are expected to hold approximately 9.6% of SR Telecom’s common shares, without taking into account the exercise of the over-allotment option.

The private placement was arranged by affiliates of the underwriters under the prospectus offering.

This press release is not an offer of securities for sale in the United States. The common shares, warrants and any securities which may be issued thereunder have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the U.S. or for the account or of the benefit of a U.S. person except in certain transactions exempt from the registration requirements of the United States Securities Act.

About SR Telecom Inc.

SR TELECOM (TSX: SRX, Nasdaq: SRXA) is a world leader and innovator in Fixed Wireless Access technology, which links end-users to networks using wireless transmissions. SR Telecom’s solutions include equipment, network planning, project management, installation and maintenance services. The Company offers one of the industry’s broadest portfolios of fixed wireless products, designed to enable carriers and service providers to rapidly deploy high-quality voice, high-speed data and broadband applications. These products, which are used in over 120 countries, are among the most advanced and reliable available today.

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FORWARD-LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management’s best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company’s products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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